UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              April 2, 2018

  By E-Mail

  Tim Gardner, Esq.
  Weil, Gotshal & Manges
  29/F, Alexandra House
  18 Chater Road, Central
  Hong Kong

          Re:     eHi Car Services Limited
                  Schedule 13E-3
                  Filed on March 9, 2018 by Ray Ruiping Zhang, Ruiping Zhang
2016
                            Descendants Trust, L & L Horizon, LLC, MBK Partners
Fund IV,
                            L.P., MBK Partners JC IV, L.P., Fastforward
Holdings Ltd,
                            Fastforward Investment Ltd, Fastforward Company
Ltd, The
                            Baring Asia Private Equity Fund VI, L.P.1, The
Baring Asia
                            Private Equity Fund VI, L.P.2, The Baring Asia
Private Equity
                            Fund VI Co-investment L.P., BPEA Teamsport Holdings
Limited,
                            BPEA Teamsport Limited, Teamsport Topco Limited,
Teamsport
                            Midco Limited, Teamsport Parent Limited and
Teamsport Bidco
                            Limited
                  File No. 005-88413

  Dear Mr. Gardner:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  Schedule 13E-3

  1. Please provide us your detailed legal analysis explaining why the control persons of the
          MBKP Filing Persons and the Baring Filing Persons have not been included as filing persons to this Schedule 13E-3.
 Tim Gardner, Esq.
Weil, Gotshal & Manges
April 2, 2018
Page 2

2. Please revise your disclosure to include the legend required by Rule 13e-3(e)(iii).

Identity and Background of Filing Person, page 2

3.     Provide the disclosure required by Item 1003(c)(3) and (4) of Regulation
M-A.

Purposes of the Transaction, page 10

4. Provide the complete disclosure required by Item 1006(c)(1)-(8) of Regulation M-A.

Past Contacts, Transactions, page 8

5. Refer to the paragraph describing the events of January 1, 2018. Revise your disclosure to explain the connection between the GAL proposal and the Proposal.

Purposes, Alternatives, Reasons and Effects, page 11

6. Provide the disclosure required by Item 1013 of Regulation M-A. Note that Item 7 of
       Schedule 13E-3 and Item 1013 of Regulation M-A require the disclosure of the purposes, alternatives, reasons and effects as to each transaction in a series of transactions.

Fairness of the Transaction, page 11

7. Provide the disclosure required by Item 1014 of Regulation M-A. Note that Item 8 of
       Schedule 13E-3 and Item 1014 of Regulation M-A require the disclosure of a fairness determination to the unaffiliated security holders of the company as to each transaction in a series of transactions.

8. your detailed legal analysis explaining why the control persons of the MBKP Filing
       Persons and the Baring Filing Persons have not been included as filing persons to this
       Schedule 13E-3.

Interests in Securities of the Subject Company, page 12

9. Please tell us the basis upon which the MBKP Filing Persons, the Acquisition Entities, the Baring Filing Persons and the Mr. Zhang Filing Persons disclaim beneficial ownership of the shares of common stock described on page 12.

Financial Statements, page 13

10. Provide the disclosure required by Item 13 of Schedule 13E-3 and Item 1010(c) of
       Regulation M-A. Refer to instruction 1 to Item 13 of Schedule 13E-3 for further guidance.
 Tim Gardner, Esq.
Weil, Gotshal & Manges
April 2, 2018
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions